Exhibit 4.2

Third Amendment to Loan Documents

THIS THIRD AMENDMENT TO LOAN DOCUMENTS (this “Amendment”), dated as of February 21, 2017 (“Effective Date”), by and between LSI INDUSTRIES INC., an Ohio corporation (the “Borrower”), and PNC BANK, NATIONAL ASSOCIATION, a national banking association (the “Bank”).

BACKGROUND

A.     The Borrower has executed and delivered to the Bank one or more promissory notes, loan agreements, security agreements, mortgages, pledge agreements, collateral assignments, and other agreements, instruments, certificates and documents, some or all of which are more fully described on the attached Exhibit A, which is made a part of this Amendment (collectively as amended from time to time, the “Loan Documents”) which evidence or secure some or all of the Borrower’s obligations to the Bank for one or more loans or other extensions of credit (the “Obligations”).

B.     The Borrower and the Bank desire to amend the Loan Documents as provided for in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

1.     Certain of the Loan Documents are amended as set forth in Exhibit A. Any and all references to any Loan Document in any other Loan Document shall be deemed to refer to such Loan Document as amended by this Amendment. This Amendment is deemed incorporated into each of the Loan Documents. Any initially capitalized terms used in this Amendment without definition shall have the meanings assigned to those terms in the Loan Documents. To the extent that any term or provision of this Amendment is or may be inconsistent with any term or provision in any Loan Document, the terms and provisions of this Amendment shall control.

2.     The Borrower hereby certifies that: (a) all of its representations and warranties in the Loan Documents, as amended by this Amendment, are, except as may otherwise be stated in this Amendment: (i) true and correct as of the date of this Amendment, (ii) ratified and confirmed without condition as if made anew, and (iii) incorporated into this Amendment by reference, (b) no Event of Default or event which, with the passage of time or the giving of notice or both, would constitute an Event of Default, exists under any Loan Document which will not be cured by the execution and effectiveness of this Amendment, (c) no consent, approval, order or authorization of, or registration or filing with, any third party is required in connection with the execution, delivery and carrying out of this Amendment or, if required, has been obtained, and (d) this Amendment has been duly authorized, executed and delivered so that it constitutes the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms. The Borrower confirms that the Obligations remain outstanding without defense, set off, counterclaim, discount or charge of any kind as of the date of this Amendment.

3.     The Borrower hereby confirms that any collateral for the Obligations, including liens, security interests, mortgages, and pledges granted by the Borrower or third parties (if applicable), shall continue unimpaired and in full force and effect, and shall cover and secure all of the Borrower’s existing and future Obligations to the Bank, as modified by this Amendment.

4.     As a condition precedent to the effectiveness of this Amendment, the Borrower shall comply with the terms and conditions (if any) specified in Exhibit A.

5.     To induce the Bank to enter into this Amendment, the Borrower waives and releases and forever discharges the Bank and its officers, directors, attorneys, agents, and employees from any liability, damage, claim, loss or expense of any kind that it may have against the Bank or any of them arising out of or relating to the Obligations. The Borrower further agrees to indemnify and hold the Bank and its officers, directors, attorneys, agents and employees harmless from any loss, damage, judgment, liability or expense (including reasonable attorneys’ fees) suffered by or rendered against the Bank or any of the other indemnified parties on account of any claims arising out of or relating to the Obligations. The Borrower further states that it has carefully read the foregoing release and indemnity, knows the contents thereof, and grants the same as its own free act and deed.

6.     This Amendment may be signed in any number of counterpart copies and by the parties to this Amendment on separate counterparts, but all such copies shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart. Any party so executing this Amendment by facsimile transmission shall promptly deliver a manually executed counterpart, provided that any failure to do so shall not affect the validity of the counterpart executed by facsimile transmission.

7.     This Amendment will be binding upon and inure to the benefit of the Borrower and the Bank and their respective heirs, executors, administrators, successors and assigns.

8.     This Amendment has been delivered to and accepted by the Bank and will be deemed to be made in Cincinnati, Ohio. This Amendment will be interpreted and the rights and liabilities of the parties hereto determined in accordance with the laws of the State of Ohio, excluding its conflict of laws rules.

9.     Except as amended hereby, the terms and provisions of the Loan Documents remain unchanged, are and shall remain in full force and effect unless and until modified or amended in writing in accordance with their terms, and are hereby ratified and confirmed. Except as expressly provided herein, this Amendment shall not constitute an amendment, waiver, consent or release with respect to any provision of any Loan Document, a waiver of any default or Event of Default under any Loan Document, or a waiver or release of any of the Bank’s rights and remedies (all of which are hereby reserved). The Borrower expressly ratifies and confirms the waiver of jury trial provisions contained in the Loan Documents.

[signature page follows]

WITNESS the due execution of this Amendment as a document under seal as of the date first written above.

LSI INDUSTRIES INC.

By:	/s/ Ronald S. Stowell
Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer

PNC BANK, NATIONAL ASSOCIATION

By:	/s/ Gregory S. Buchanan
Gregory S. Buchanan
Senior Vice President

EXHIBIT A TO

THIRD AMENDMENT TO LOAN DOCUMENTS

DATED AS OF FEBRUARY 21, 2017

(LSI Industries Inc.)

A.	The “Loan Documents” that are the subject of this Amendment include the following (as any of the following have previously been amended, supplemented or otherwise modified):

1.	Amended and Restated Loan Agreement dated as of June 19, 2014 (the “Loan Agreement”) between the Borrower and the Bank;
2.	$30,000,000 Second Amended and Restated Committed Line of Credit Note dated as of June 19, 2014 (the “Note”) made by the Borrower in favor of the Bank;
3.

Second Amended and Restated Guaranty Agreement dated as of June 19, 2014 (the “Guaranty”) made by the guarantors party thereto in favor of the Bank with respect to the obligations of the Borrower to the Bank; and

4.	All other documents, instruments, agreements, and certificates executed and delivered in connection with the Loan Documents listed in this Section A.

B.     The Loan Agreement is amended as follows:

1.	Section 1.1 of the Loan Agreement is hereby deleted and replaced with the following:

1.1.     Loans. The Bank has made or may make one or more loans (collectively, the “Loans”) to the Borrower subject to the terms and conditions and in reliance upon the representations and warranties of the Borrower set forth in this Agreement. The Loans shall be used by the Borrower for general corporate purposes including acquisitions permitted hereunder. As of February 21, 2017, the Loans include a revolving credit loan (the “Revolving Loan”) in the principal amount of up to $100,000,000. The Loans are or will be evidenced by a promissory note or notes of the Borrower and all renewals, extensions, amendments and restatements thereof (if one or more, collectively, the “Note”) acceptable to the Bank, which may set forth the interest rate, repayment and other provisions, the terms of which are incorporated into this Agreement by reference.

1.1.1. The Revolving Loan will include an investment and borrowing sweep feature on the terms and conditions of a Working Cash®, Line of Credit, Investment Sweep Rider (the “Sweep Rider”) to be executed and delivered by the Borrower to the Bank in form and substance satisfactory to the Bank, the terms of which are hereby incorporated herein by reference. The Sweep Rider will remain in effect until such time (if any) as it is terminated in accordance with its terms.

2.	The first sentence of Section 1.2 (Letters of Credit) of the Loan Agreement is hereby deleted and replaced with the following:

The Borrower may request that the Bank, in lieu of cash advances, issue trade or standby letters of credit (individually, a “Letter of Credit” and collectively the “Letters of Credit”) under the Revolving Loan in face amount in the aggregate at any time outstanding not to exceed $10,000,000.

3.	The last sentence of Section 1.2 (Letters of Credit) of the Loan Agreement is hereby deleted and replaced with the following:

Notwithstanding the foregoing, after the occurrence and during the continuance of an Event of Default, the Letter of Credit Commission, as calculated above, shall be increased by two percent (2.00%) per annum.

4.	Section 1.3 of the Loan Agreement is hereby deleted and replaced with the following:

1.3.     Facility Fee. If, for any calendar quarter, the sum of the average daily outstanding balance of the Revolving Loan and the face amount of outstanding Letters of Credit does not equal the maximum facility amount of the Revolving Loan, then Borrower shall pay to the Bank a fee at a rate equal to the Applicable Margin per annum on the amount by which the maximum facility amount of the Revolving Loan exceeds such sum. Such fee shall be payable to the Bank in arrears on the first day of each calendar quarter with respect to the previous calendar quarter.

5.	Subsections (a), (b) and (c) of Section 1.4 (Applicable Margin) of the Loan Agreement are hereby deleted and replaced with the following:

(a)     The Borrower shall pay interest on the Loans in accordance with the Note. As used in this Agreement, the Note and the other Loan Documents, “Applicable Margin” means:

(i)     with reference to Loans, either (i) the amount specified in the table below in the column titled “LIBOR Applicable Margin” or (ii) the amount specified in the table below in the column titled “Base Rate Applicable Margin,” as applicable, that corresponds to the Leverage Ratio at the time in question; and

(ii)     with reference to the facility fee referred to in Section 1.3 above, the amount specified in the table below in the column titled “Facility Fee Applicable Margin” that corresponds to the Leverage Ratio at the time in question.

Pricing Level	Leverage Ratio	LIBOR Applicable Margin	Base Rate Applicable Margin	Facility Fee Applicable Margin
I	< 1.00x	1.25%	0.25%	0.125%
II	>1.00x & < 1.50x	1.50%	0.50%	0.125%
III	>1.50x & < 2.00x	1.75%	0.75%	0.150%
IV	> 2.00x & < 2.50x	2.00%	1.00%	0.200%
V	> 2.50x & < 3.25x	2.25%	1.25%	0.250%
VI	> 3.25x	2.50%	1.50%	0.325%

(b)     The Leverage Ratio shall be calculated in the manner set forth in Section 4.11. All adjustments to the Applicable Margin based on the Leverage Ratio shall be effective prospectively on the first day of the fiscal quarter following the submission of the quarterly financial statements to the Bank for the prior fiscal quarter in accordance herewith. No downward adjustments shall occur if, at the time such downward adjustment would otherwise be made, there shall exist any Event of Default, provided that such downward adjustment shall be made on the first day of the quarter after the date on which the applicable Event of Default shall have been waived by the Bank in writing.

Notwithstanding the foregoing, if the Leverage Ratio is less than or equal to 2.75 to 1.00 as of February 21, 2017 (after giving effect to the Acquisition of Atlas Lighting), then Pricing Level III shall be deemed to be the Applicable Margin until February 21, 2018 and the Applicable Margin shall thereafter be adjusted in accordance with the preceding paragraph.

(c)     If the quarterly financial statements are not timely delivered to the Bank for the end of the applicable fiscal quarter in accordance with Section 4.2, the Applicable Margin shall be conclusively presumed to equal the highest Applicable Margin specified in the pricing table set forth above until the date of delivery of such quarterly financial statements and the related compliance certificate, on which date the rate will be adjusted prospectively based upon the Leverage Ratio reflected in such quarterly financial statements. The application of the foregoing shall not be deemed a waiver of any rights the Bank may have as a result of the failure by the Borrower to deliver such financial statements or any related compliance certificate.

6.	The following Section 3.16 is hereby added to the Loan Agreement:

3.16.     Atlas Acquisition Agreement. The Borrower, simultaneously with the execution and delivery of the Third Amendment to Loan Documents between the Borrower and the Bank, has completed the purchase of the outstanding shares of Atlas Lighting Products, Inc. pursuant to that certain Stock Purchase Agreement dated as of February 21, 2017 (the “Atlas Acquisition Agreement”) among the Borrower, James Hewes Bennett, Rector Samuel Hunt III and Atlas Lighting Products, Inc., and the Borrower has good title to all of such shares, free and clear of all liens and encumbrances. The Borrower has delivered to the Bank a true and correct copy of the Atlas Acquisition Agreement; and the Atlas Acquisition Agreement has not been amended and none of its provisions have been waived by any of the parties thereto.

7.	Section 4.11(a) of the Loan Agreement is hereby deleted and replaced with the following:

(a)     Fixed Charge Coverage Ratio. The Borrower shall maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a Fixed Charge Coverage Ratio of at least 1.20 to 1.00.

8.	Section 4.11(b) of the Loan Agreement is hereby deleted and replaced with the following:

(b)     Leverage Ratio. The Borrower shall maintain a Leverage Ratio of not more than the following for the following periods:

Period	Ratio
Four (4) fiscal quarters ending March 31, 2017	3.50 to 1.00
Four (4) fiscal quarters ending June 30, 2017	3.50 to 1.00
Four (4) fiscal quarters ending September 30, 2017	3.50 to 1.00
Four (4) fiscal quarters ending December 31, 2017	3.25 to 1.00
Four (4) fiscal quarters ending March 31, 2018	3.25 to 1.00
Four (4) fiscal quarters ending June 30, 2018	3.25 to 1.00
Four (4) fiscal quarters ending September 30, 2018	3.25 to 1.00
Four (4) fiscal quarters ending December 31, 2018	3.00 to 1.00
Four (4) fiscal quarters ending each quarter thereafter	3.00 to 1.00

9.	The definition of “Consolidated EBITDA” set forth in Section 4.11 of the Loan Agreement is hereby deleted and replaced with the following:

“Consolidated EBITDA” means, for the relevant period, the sum of the Borrower’s (i) Consolidated net income, (ii) Consolidated income tax expense, (iii) Consolidated interest expense, (iv) Consolidated depreciation and amortization expenses and (v) other Consolidated non-cash expenses for the Borrower, all determined in accordance with GAAP; provided that there shall be excluded from Consolidated net income any extraordinary items of gain or loss (including, without limitation, those items created by mandated changes in GAAP). The historical EBITDA of Atlas Lighting shall be included as part of the Borrower’s Consolidated EBITDA.

10.	The following definitions are hereby added to Section 4.11 of the Loan Agreement in appropriate alphabetical order:

“Acquisition” means any transaction, or any series of related transactions, by which the Borrower or any of its Subsidiaries (a) acquires any going-concern business or all or substantially all of the assets of any Person, or division thereof, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation having ordinary voting power for the election of directors or a majority (by percentage or voting power) of the outstanding ownership interests of a limited liability company, partnership or other Person.

“Atlas Lighting” means Atlas Lighting Products, Inc., a North Carolina corporation.

“Availability” means, at any time, an amount equal to the amount of the Revolving Loan minus (a) the aggregate outstanding amount of advances under the Revolving Loan and minus (b) the face amount of all outstanding Letters of Credit, in each case as reasonably determined by the Bank.

“Current Maturities” means the scheduled payments of principal on all Consolidated indebtedness for borrowed money having an original term of more than one year (including but not limited to amortization of capitalized lease obligations), as shown on the Borrower’s financial statements as of one year prior to the date of determination.

“Fixed Charge Coverage Ratio” means (i) Consolidated EBITDA divided by the sum of (ii) Consolidated capital expenditures, (iii) Consolidated cash taxes paid, (iv) Consolidated cash interest expense, (v) dividends and (vi) Current Maturities.

“Funded Debt” means all Consolidated indebtedness for borrowed money having an original term of more than one year, including but not limited to capitalized lease obligations, reimbursement obligations in respect of letters of credit, and guarantees of any such indebtedness.

“Permitted Acquisition” means the Acquisition of Atlas Lighting and any other Acquisition made by the Borrower or any of its Subsidiaries, provided that, (a) as of the date of the consummation of such Acquisition, no Default or Event of Default shall have occurred and be continuing or would result after giving effect to such Acquisition, (b) such Acquisition is consummated on a non-hostile basis, and no material challenge to such Acquisition shall be pending or threatened in writing by any shareholder or director of the seller or Person to be acquired, (c) the business to be acquired in such Acquisition is in the same line of business as the Borrower’s or a line of business incidental thereto, and (d) the total consideration paid in connection with such Acquisition does not exceed $20,000,000 unless, after giving effect to the completion of such Acquisition, (1) the pro forma Leverage Ratio is less than 2.0 to 1.0 and the Borrower shall have furnished to the Bank a certificate to that effect in reasonable detail and (2) Availability is not less than $20,000,000 on a pro forma basis (which includes all consideration given in connection with such Acquisition as having been paid in cash at the time of making such Acquisition) and the Borrower shall have furnished to the Bank a certificate to that effect in reasonable detail.

11.	The following Section 4.13 is hereby added to the Loan Agreement:

4.13.     Acquisition Agreement. Amend, release, waive or fail to enforce any material provision of the Atlas Acquisition Agreement.

12.	Section 5.4 of the Loan Agreement is hereby deleted and replaced with the following:

5.4.     Mergers, Consolidations, Acquisitions, Etc. (a) Dissolve, liquidate or wind up their respective affairs, or become a party to any merger or consolidation; provided, however, any Subsidiary may merge into or consolidate with any other Subsidiary and any Subsidiary may merge into or consolidate with the Borrower, with the Borrower being the surviving Person; and provided, further, the Borrower may dissolve LSI MidWest Lighting Inc.; and provided, further, the Borrower or any Subsidiary may merge or consolidate with or into any other Person which is not a Subsidiary so long as (i) the Borrower or such Subsidiary, as the case may be, is the surviving Person, (ii) at the time of such merger or consolidation, no Default or Event of Default has occurred and is continuing and (iii) such merger or consolidation shall not itself cause there to be a Default or Event of Default; or (b) make any Acquisition other than a Permitted Acquisition.

13.	Schedule 3.15 to the Loan Agreement is hereby deleted and replaced with the following:

Schedule 3.15 - Equity Interests; Subsidiaries & Partnerships.

LSI MidWest Lighting Inc.
LSI Adapt Inc.
Grady McCauley Inc.
LSI Integrated Graphics LLC – 100% owned by LSI Lightron Inc.
LSI Kentucky, LLC
LSI Lightron Inc.
LSI Retail Graphics LLC – 100% owned by LSI Lightron Inc.
LSI ADL Technology LLC
LSI Controls Inc.
Atlas Lighting Products, Inc.

C.	Conditions to Effectiveness of Amendment: The Bank’s willingness to agree to the amendments set forth in this Amendment is subject to the prior satisfaction of the following conditions:

1.

Amendment and Related Documents. The Bank shall have received from the Borrower and each Guarantor (each, a “Loan Party”) a duly executed counterpart of this Amendment, the Note, the Security Documents, and such other certificates, documents, instruments and agreements listed on the Closing Memorandum prepared in connection with this Amendment or as the Bank shall otherwise reasonably request.

2.	Closing Fee. The Borrower shall have paid to the Bank a one-time closing fee in the amount of $150,000. Such closing fee is fully earned on the date hereof and is nonrefundable.

3.

Financial Statements and Projections. The Bank shall have received (i) unaudited interim consolidated financial statements of the Loan Parties (except in the case of Atlas Lighting which financial statements are not consolidated with the other Loan Parties) for the fiscal quarter and year-to-date period ended September 30, 2016, and such financial statements shall not, in the reasonable judgment of the Bank, reflect any material adverse change in the financial condition of the Loan Parties since the most recent annual audited financial statements delivered to the Bank and (ii) satisfactory projections for the fiscal years 2016 through 2020.

4.

Closing Certificates; Certified Organizational Documents; Good Standing Certificates. The Bank shall have received (i) a certificate of each Loan Party, dated the Effective Date, which shall (A) certify the resolutions of its board of directors, members or other governing body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the specimen signatures of the officers or other agents of such Loan Party authorized to sign the Loan Documents to which it is a party, and (C) include the articles of incorporation, articles of organization or other charter documents of each Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party and a true and correct copy of its regulations, operating agreement or similar agreement, and (ii) a good standing certificate for each Loan Party from its jurisdiction of organization.

5.

No Default Certificate. The Bank shall have received a certificate, signed by the chief financial officer of the Borrower as of the Effective Date (i) stating that no Event of Default has occurred and is continuing, (ii) stating that the representations and warranties contained in the Loan Agreement and other Loan Documents are true and correct as of such date, and (iii) certifying any other factual matters as may be reasonably requested by the Bank.

6.

Lien Searches. The Bank shall have received the results of a recent lien search in each of the jurisdictions where the Loan Parties are located, and such search shall reveal no liens on any assets of the Loan Parties except for liens permitted by the Loan Documents or discharged on or prior to the Effective Date pursuant to a pay-off letter or other documentation satisfactory to the Bank.

7.

Effective Date Availability. After giving effect to all advances under the Revolving Loan to be made on the Effective Date and the issuance of any Letters of Credit on the Effective Date and payment of all fees and expenses due hereunder, and with all indebtedness, liabilities, and obligations of the Borrower and the Guarantors current, the Borrower’s Availability plus encumbered cash on hand shall be not less than $20,000,000.

8.	Atlas Acquisition Documents. The Bank shall have received the following with respect to the Acquisition of Atlas Lighting:

a.	Acquisition Agreement. A true and complete copy of the Atlas Acquisition Agreement, including all Exhibits and Schedules thereto.

b.

Payment of Indebtedness; Release of Liens. Satisfactory pay-off letters for all existing indebtedness of Atlas Lighting to be repaid in connection with the Acquisition of Atlas Lighting, confirming that all security interests and liens upon any of the assets of Atlas Lighting will be terminated concurrently with such payment (other than liens or security interests on items of equipment of an immaterial nature), and that all letters of credit issued or guaranteed as part of such indebtedness shall have been cash collateralized or supported by a Letter of Credit.

9.

Insurance. The Bank shall have received evidence of insurance coverage in form, scope and substance reasonably satisfactory to the Bank and otherwise in compliance with the terms of the Loan Agreement and the Security Documents.

10.

Legal Fees. The Borrower shall have paid, or reimbursed the Bank for, the sum of $18,000 in respect of the fees and expenses of the Bank’s counsel in connection with the preparation, negotiation, execution and delivery of this Amendment and the related documents.

11.

Costs and Expenses. The Borrower shall have paid, or reimbursed the Bank for, all other costs and expenses incurred by the Bank in connection with the structuring of the transactions contemplated by this Amendment and the negotiation, execution and delivery of this Amendment and the related documents, including but not limited to lien searches, filing fees and audit fees.

12.

No Material Adverse Change. (i) There shall not have occurred a material adverse effect on (a) the business, property, liabilities (actual and contingent), operations or condition (financial or otherwise), results of operations, or prospects of the Borrower and its Subsidiaries taken as a whole, (b) the ability of the Borrower or any Guarantor to perform its obligations under the Loan Documents to which it is a party, or (c) the validity or enforceability of any of the Loan Documents or the rights or remedies of the Bank under the Loan Documents, or (ii) a material adverse change in the facts and information regarding the Borrower and its Subsidiaries as represented by such entities to date.

CONSENT OF GUARANTOR

Each of the undersigned guarantors (individually and collectively, the “Guarantor”) consents to the provisions of the foregoing Amendment and all prior amendments (if any) and confirms and agrees that: (a) the Guarantor’s obligations under its Second Amended and Restated Guaranty Agreement dated as of June 19, 2014 (the “Guaranty”) relating to the Obligations mentioned in the Amendment shall be unimpaired by the Amendment; (b) the Guarantor has no defenses, set offs, counterclaims, discounts or charges of any kind against the Bank, its officers, directors, employees, agents or attorneys with respect to the Guaranty; and (c) all of the terms, conditions and covenants in the Guaranty remain unaltered and in full force and effect and are hereby ratified and confirmed and apply to the Obligations, as modified by the Amendment. The Guarantor certifies that all representations and warranties made in the Guaranty are true and correct.

The Guarantor hereby confirms that any collateral for the Obligations, including liens, security interests, mortgages, and pledges granted by the Guarantor or third parties (if applicable), shall continue unimpaired and in full force and effect, shall cover and secure all of the Guarantor’s existing and future Obligations to the Bank, as modified by the Amendment.

By signing below, each Guarantor who is an individual provides written authorization to the Bank or its designee (and any assignee or potential assignee hereof) to obtain the Guarantor's personal credit profile from one or more national credit bureaus. Such authorization shall extend to obtaining a credit profile for the purposes of update, renewal or extension of such credit or additional credit and for reviewing or collecting the resulting account. A photocopy or facsimile copy of this authorization shall be valid as the original. By signature below, each such Guarantor affirms his/her identity as the respective individual(s) identified in the Guaranty.

The Guarantor ratifies and confirms the indemnification and waiver of jury trial provisions contained in the Guaranty.

WITNESS the due execution of this Consent as a document under seal as of the date of the Amendment, intending to be legally bound hereby.

LSI MIDWEST LIGHTING INC.
LSI ADAPT INC.
GRADY McCAULEY INC.
LSI INTEGRATED GRAPHICS LLC
LSI KENTUCKY, LLC
LSI LIGHTRON INC.
LSI RETAIL GRAPHICS LLC
LSI ADL TECHNOLOGY LLC
LSI CONTROLS INC.

By:	/s/ Ronald S. Stowell
Ronald S. Stowell
Secretary and Treasurer